

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 19, 2023

Jeremy Frommer
Chief Executive Officer
Creatd, Inc.
419 Lafayette Street
6th Floor
New York, NY 10003

   Re: Creatd, Inc.
     Registration Statement on Form S-1
     Filed January 10, 2023
     File No. 333-269176

Dear Jeremy Frommer:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Nicholas Nalbantian at 202-551-7470 with any questions.

           Sincerely,

           Division of Corporation Finance
           Office of Trade & Services

cc: Scott Linsky